

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2024

Richard Jordan
Chief Executive Officer
Yuengling's Ice Cream Corp
8910 West 192nd Street, Suite N
Mokena, IL 60448

      Re: Yuengling's Ice Cream Corp
             Form 10-KT for the Fiscal Year Ended December 31, 2023
             Filed September 11, 2024
             File No. 0-55398

Dear Richard Jordan:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services